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Davis Polk & Wardwell London LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

December 4, 2012
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for The Royal Bank of Scotland Group plc (the “Company”), a public limited company organized under the laws of Scotland, in connection with (i) the Underwriting Agreement dated as of November 27, 2012 (the “Base Underwriting Agreement”) among the Company and the several underwriters listed in Schedule 1 to the Pricing Agreement (collectively, the “Underwriters”) under which the Underwriters have severally agreed to purchase from the Company $2,250,000,000 aggregate principal amount of the Company’s 6.125% Subordinated Tier 2 Notes due 2022 (the “Notes”) and (ii) the Pricing Agreement dated as of November 27, 2012 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Notes are to be issued pursuant to the provisions of the Subordinated Debt Securities Indenture dated as of December 4, 2012 (the “Base Indenture”) as supplemented by the First Supplemental Indenture dated as of December 4, 2012 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), in each case between the Company and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”).

We, as your counsel, have examined originals or copies of such documents, corporate records and certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Scots law is

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The Royal Bank of Scotland Group plc	2	December 4, 2012

concerned, the Notes (other than the terms governed by Scots law as to which we express no opinion), when authenticated in accordance with the terms of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms.

Our opinion is subject to (i) the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and (ii) possible judicial actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company, dated as of December 4, 2012, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP